UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT EVENT

BBVA has reached today an agreement with Afore XXI Banorte, S.A. de C.V., for the sale to the latter of the total stake that BBVA holds directly or indirectly in the Mexican company “Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.”

The closing of the transaction will take place only after all Mexican regulatory authorizations have been obtained.

The price agreed is US$ 1,600 million, which shall be adjusted in view of the company’s available excess capital at the closing date. BBVA estimates that such adjustment could reach US$ 130 million, in which case the total price to be paid by the purchaser would be US$ 1,730 million, and the envisaged resulting ratio price/expected 2012 earnings would be 14.5. It is anticipated that the closing of the transaction will take place in the first quarter of 2013 and that the capital gain net of taxes arising from the transaction will amount to approximately € 800 million.

Madrid, November 27, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 28, 2012	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	“Management Director - M&A”